PRESS RELEASE

November 29, 2002

ARMSTRONG CORPORATION
[redacted]ed on the Canadian Venture Exchange under the symbol "YRM")

PROPOSED FINANCING

Armstrong Corporation ("Armstrong" or the "Company") announces that it will not be proceeding with the previously announced proposed $1,750,000 debenture financing from Min-Chem Canada (see Armstrong's October 30, 2002 press release). The Company has entered into discussions with its principal lender, GMAC Commercial Credit Corporation-Canada, to consider alternative financing arrangements going forward.

Armstrong has operated for 33 years to become a leading Canadian manufacturer, packager and distributor of specialty chemical products for consumer, institutional and industrial applications, including the sanitation and janitorial supply markets. The integrity of the current Management of Armstrong has drawn incredible support from the employees, suppliers and customers while "Solutions That Work" are put into action.

For Further information, please contact:

Mr. David Armstrong
President and C.E.O.
Armstrong Corporation
3700 Weston Road
Toronto, Ontario M9L 2Z4
Tel. No.: 416-746-3700
Fax No.: 416-746-3915
davidarmstrong@armstrongcorp.com